FORM 3

                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

     Filed pursuant to Section 16(a) of the Securities Exchange Act of
                 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person*

     Kish,          Richard        J.
     (Last)         (First)        (Middle)


     c/o Barnes & Noble, Inc.
     122 Fifth Avenue
          (Street)
     New York  New York  10011
     (City)         (State)        (Zip)

2.   Date of Event Re-
     quiring Statement
     (Month/Day/Year)
          6/4/97

3.   IRS or Social Se-
     curity Number of Reporting Person
     (Voluntary)

4.   Issuer Name and Ticker or Trading Symbol

     Barnes & Noble, Inc. (BKS)

5.   Relationship of Reporting Person to Issuer
     (Check all applicable)


     _____ Director                _____ 10% Owner

       X   Officer  (give          _____ Other (specify
               title below)                     below)

               Chief Information Officer

6.   If Amendment, Date of Original

     (Month/Day/Year)

7.   Individual or Joint/Group Filing (check applicable line)

   X      Form filed by One Reporting Person
  ---
  ---     Form filed by more than One Reporting Person

                                      Table 1 - Non-Derivative Securities Beneficially Owned

                              2. Amount of Securities       3. Ownership Form: Direct     4. Nature of Indirect
1.  Title of Security            Beneficially Owned            (D) or Indirect (I)           Beneficial Ownership
    (Instr. 4)                   (Instr. 4)                    (Instr. 5)                    (Instr. 5)

S>                                                                                       <C

                            Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative   2. Date Exercisable and  3. Title and Amount of                      5. Ownership
   Security (Instr. 4)      Expiration Date          Securities Underlying                       Form of Deri-
-----------------------    (Month/Day/Year)          Derivative Security                         vative Sec-   6. Nature of
                           ____________________      (Instr. 4)             4. Conversion or     urity: Dir-      Indirect
                                                    ------------------------   Exercise Price    ect (D) or In    Beneficial
                           Date Exer-  Expiration           Amount or Number   of Derivative     Direct (I)       Ownership
                           cisable     Date          Title     of Shares       Security          (Instr. 5)       (Instr. 5)
                           ----------  ----------    ------- ---------------- ---------------  --------------  ------------


Option (right to buy)        4/4/98     4/4/05      Common     1,240              $30.000            D
                                                    Stock
Option (right to buy)        (1)        4/4/05      Common     5,000              $30.000            D
                                                    Stock
Option (right to buy)        (2)       5/30/05      Common     3,596              $34.875            D
                                                    Stock
Option (right to buy)        (3)        4/2/07      Common    28,991              $34.250            D
                                                    Stock


Explanation of Responses

All of the above options were granted under Barnes & Noble, Inc. stock option plans in transactions exempt under Rule 16b-3.
(1)  One-half of these options become exercisable on April 4 of each of the years 1998 and 1999.
(2)  One-third of these options became/become exercisable on May 31 of each of the years 1997 through 1999.
(3)  One-third of these options become exercisable on April 3 of each of the years 1998 through 2000.

**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.                                                /s/ Richard J. Kish           June 13, 1997
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                  ---------------------------    -------------
                                                                           **Signature of Reporting Person          Date
                                                                                 Richard J. Kish

Note: File three copies of this form, one of which must be manually signed.  If space provided is insufficient,
      See Instruction 6 for procedure.
                                                                                                                            Page 2
                                                     (Print or Type Responses)
</Table
